FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Malone, John C. (Last) (First) (Middle) c/o Liberty Media Corporation 12300 Liberty Boulevard (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Liberty Media Corporation L, LMC.B 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) December 5, 2002 5. If Amendment, Date of Original (Month/Day/Year) December 9, 2002

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   10% Owner

   X   Officer (give title below)

      Other (specify below)

Chairman of the Board

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Series A Common Stock	12/5/02		A		24,229 (fn1)	A	$6.00 per share	10,738,345	D
Series A Common Stock	12/5/02		A		5,849 (fn1)	A	$6.00 per share	1,501,818	I	By spouse (fn2)
Series A Common Stock								1,000,000	I	By GRAT
Series A Common Stock								1,000,000	I	By GRAT
Series A Common Stock								800,000	I	By GRAT
Series A Common Stock								800,000	I	By GRAT
Series A Common Stock								784,146	I	By 401(k) Savings Plan (fn3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

 Explanation of Responses:

 (fn1)  These shares of Series A Common Stock were received by the reporting person in the Issuer's recently completed rights offering pursuant to the exercise of the oversubscription privilege associated with the reporting person's and his spouse's subscription rights.

 (fn2)  The reporting person has disclaimed beneficial ownership of these shares of the Issuer’s Series A Common Stock owned by his spouse.

 (fn3)  The number of shares represents equivalent shares based on the fair market value of the shares of Series A Common Stock held by the unitized stock fund under the Issuer's 401(k) Savings Plan based on a report from the Plan Administrator dated 9/30/02.  The holder has an interest in the unitized fund, which holds shares of the Issuer's Series A Common Stock and short-term investments.

/s/ John C. Malone by Charles Y. Tanabe as Attorney in Fact ** Signature of Reporting Person	12/23/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002